STATEMENT OF FINANCIAL CONDITION

Resolute Investment Distributors, Inc.
(A Delaware Corporation)
December 31, 2023
With Report of Independent Registered Public Accounting Firm

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Resolute Investment Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 East Las Colinas Blvd. STE 1200
(No. and Street)

Irving	Texas	75039
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell		Robert.Campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouseCooper LLP
(Name – if individual, state last, first, and middle name)

2121 N Pearl Street	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey K Ringdahl, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Resolute Investment Distributors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELAINE PETERS
Notary ID #11588973
My Commission Expires
September 4, 2025

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Resolute Investment Distributors, Inc.
(A Delaware Corporation)

Statement of Financial Condition

December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm....................1

Statement of Financial Condition....................2
Notes to Statement of Financial Condition....................3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Resolute Investment Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Resolute Investment Distributors, Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
February 26, 2024

We have served as the Company's auditor since 2022.

Resolute Investment Distributors, Inc.

Statement of Financial Condition

December 31, 2023

Assets		
Assets:		
Cash and cash equivalents	$	5,642,212
Due from affiliates		1,287,513
Due from ARK Investment Management LLC		1,751,834
State income tax receivable		60,012
Deferred tax asset		319,341
Other assets		367,295
Total assets	$	9,428,207
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	419,035
Sales distribution payable		556,632
Due to affiliates		229,485
State and federal income taxes payable		1,997,575
Commissions payable		1,330,138
Total liabilities		4,532,865
Stockholder's equity:		
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		3,000,000
Retained earnings		1,895,342
Total stockholder's equity		4,895,342
Total liabilities and stockholder's equity	$	9,428,207

The accompanying Notes to the Statement of Financial Condition are an integral part of these statements

Resolute Investment Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2023

1. Organization and Significant Accounting Policies

Resolute Investment Distributors, Inc. (the Company) is a Delaware company organized on February 2, 2017 and is a wholly-owned subsidiary of Resolute Investment Managers, Inc. (Parent or RIM). The Company commenced operations on November 17, 2017. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company provides marketing, underwriting, distribution and selling services for the American Beacon Advisors, Inc. (ABA) mutual fund complex, the American Beacon Funds. ABA is an affiliate of the Company. The Company also provides certain marketing and selling services to ARK Investment Management LLC (ARK), a registered investment adviser, in connection with exchange-traded funds advised by ARK. Also, the Company, from time to time, can provide private placement services as a placement agent to solicit, offer and sell interests in certain funds through an offering that is exempt from registration under the Investment Company Act of 1940.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

Basis of Presentation

The Company's statement of financial condition is for the year ended December 31, 2023 and has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the Company's statement of financial condition and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts and deposits with banks. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value due to the short-term maturity of these investments.

1. Organization and Significant Accounting Policies (continued)

Receivables

Receivable amounts from ARK consist of selling agent fees in connection with the marketing and selling services provided by the Company which are further discussed below. Receivables related to ARK selling agent fees were $1,751,834 at December 31, 2023, of which $322,364 will be paid to registered representatives for the distribution of the exchange traded funds advised by ARK. Receivable amounts due from affiliates are described in Note 4. The Company continually monitors collections and payments. The financial condition of the Company's counterparties is considered as well as historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. If a receivable is determined to be uncollectible, aged balances would be written off as credit loss expenses. Based on the Company's assessment, no credit loss expenses were recognized during the year ended December 31, 2023.

Income Taxes

The Company is considered a corporation and is a wholly-owned subsidiary of RIM's parent, Resolute Topco, Inc. (Topco Sub) for U.S. federal income tax purposes. Topco Sub files a consolidated federal income tax return that includes the Company, as well as other subsidiaries. Tax expense is determined under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company has evaluated its tax positions to determine whether each position is "more likely than not" to be sustained upon their examination by the appropriate taxing authorities. Tax Years 2020 and forward are currently open for examination under federal and state statutes of limitations. The Company has unrecognized tax positions in the accompanying statement of financial condition as described in Note 3.

There are positions involving taxability in certain tax jurisdictions for which it is reasonably possible that the total amounts of unrecognized tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. At December 31, 2023, the range of a potential decrease in the liability for uncertain tax positions due to resolution with the tax authorities is $0 to $1,220,000 which could result in additional cash tax outflow.

2. Fair Value Measurement

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as the measurement date. The three levels of the fair value hierarchy are as follows:

- Level 1 Quoted prices for identical instruments in active markets.
- Level 2 Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$ 58,431	$ -	$ -	$ 58,431

3. Income Taxes

The components of deferred tax assets and deferred tax liabilities for the years ended December 31, 2023:

Deferred tax assets:	**2023**
Amortization of definite lived intangible assets	$ 28,590
Federal benefit of state taxes	289,751
Total deferred tax assets	319,341
Deferred tax liabilities:	
Total deferred tax liabilities	-
Total net deferred tax asset	$ 319,341

3. Income Taxes (continued)

No valuation allowance has been recorded against the Company's deferred tax assets as management believes it is more likely than not that the deferred tax assets will be realized based on the weight of available evidence.

4. Related Parties

Pursuant to an Expense Sharing Agreement, effective as of March 1, 2018, and as amended and restated effective March 7, 2023 under substantially similar terms, RIM and its subsidiaries, Resolute Investment Services, Inc. (RIS), and ABA (collectively, the Affiliates) provide the following services to the Company:

a. Use of office space including all necessary furniture, office equipment and data processing and communication equipment;
b. Communications services, postage, and office supplies; and
c. Salaries and benefits of Affiliate employees performing duties on behalf of the Company.

While, pursuant to the Expense Sharing Agreement, the Company is not required to reimburse the Affiliates for any expense, the Company maintains a separate schedule of the allocable costs of services that are being incurred by each Affiliate. The methodologies used to calculate the allocable costs include, but are not limited to, percentage of employee allocated time, full-time equivalent headcount and prorated percentages between the Company and Affiliates.

Total due from affiliates of $1,287,513 at December 31, 2023 includes normal course of business transactions between the Company and ABA and the American Beacon Funds. Due from affiliates includes 12b-1 distribution fees due to the Company from the American Beacon Funds totaling $279,618 at December 31, 2023. In accordance with the ABA Marketing Agreement, due from affiliates also includes commissions of $1,005,974 at December 31, 2023 due to the Company from ABA for the distribution of the American Beacon Funds.

Total due to affiliates of $229,485 at December 31, 2023 includes normal course of business transactions, including allocations of shared services, between the Company and ABA, RIS, and RIM.

At December 31, 2023, the due from and due to affiliates were:

	Due from affiliates	Due to affiliates
American Beacon Advisors, Inc.	$ 1,007,873	$ 68,696
American Beacon Funds	279,618	-
Resolute Investment Services, Inc.	-	103,073
Resolute Investment Managers, Inc.	22	57,716
	$ 1,287,513	$ 229,485

4. Related Parties (continued)

Total state and federal income taxes payable of $1,997,575 at December 31, 2023 includes allocated income taxes between the Company, Topco Sub, and ABA. As described in Note 3, the Company is included in the consolidated federal income tax return for federal income tax purposes, but the Company's income tax provision is prepared on a separate company reporting basis where taxes are allocated as if the Company were a separate tax return filer. The Company settles these tax payables on a periodic basis with Topco Sub.

The Company distributed profits and excess equity capital in place longer than one year totaling $10,740,000 and $3,111,678, respectively, to its Parent.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. In accordance with the rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2023, the Company had net capital of $2,286,360, which was $1,984,169 in excess of its required net capital of $302,191. At December 31, 2023, the percentage of aggregate indebtedness to net capital was 198%.

The net capital rules may effectively restrict the payment of equity withdrawals.

6. Indemnifications

Consistent with standard business practices, the Company has provided general indemnification to affiliates, associates, employees, or agents when it acts, in good faith, in the best interest of the Company. The Company expects the risk of having to make any payments under these general business indemnifications to be remote.

7. Subsequent Events

Management of the Company has evaluated events or transactions through February 26, 2024, which is the date the statement of financial condition was available to be issued. No other events or matters were identified that require recognition or disclosure in the statement of financial condition.